

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

February 16, 2010

<u>**Via U.S. Mail and Fax (305) 774-0405**</u>
William O'Dowd IV
Chief Financial Officer
Dolphin Digital Media, Inc.
804 Douglas Road
Executive Tower Building
Suite 365
Miami, FL 33134

      RE: **Dolphin Digital Media, Inc.**
           Form 10-K for the fiscal year ended December 31, 2008
           File No. 000-50621

Dear Mr. O'Dowd:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

               Sincerely,

               Larry Spirgel
               Assistant Director